UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Report on Form 6-K dated March 19, 2008
British Telecommunications plc
(Translation of registrant’s name into English)
BT Centre
81 Newgate Street
London EC1A 7AJ
England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                 Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Enclosure: British Telecommunications plc — Nine Months Ended December 31, 2007 - Interim Results Statement

BRITISH TELECOMMUNICATIONS PLC
NINE MONTHS ENDED DECEMBER 31, 2007
INTERIM RESULTS STATEMENT
Introduction
     The following commentary is focused principally on our results before specific items and leaver costs, each a non GAAP measure. This is consistent with the way that financial performance is measured by management and we believe allows a meaningful comparison to be made of our operating results during the period under review. Specific items are defined and analysed in note 4 on page 13. Leaver costs are analysed in note 3(b) on page 13. The income statement, cash flow statement and balance sheet are set out on pages 6 to 9. Earnings before interest, taxation, depreciation and amortisation (EBITDA) before specific items and leaver costs, free cash-flow and net debt are non GAAP measures since they are not defined in IFRS but they are key indicators used by management in order to assess operational performance. A reconciliation of EBITDA before specific items and leaver costs to group operating profit is provided on page 17. Definitions of free cash flow and net debt are provided on pages 15 and 16. References to “Group” or “group” are to British Telecommunications plc (“BT”) and its consolidated subsidiaries.
Results
     Revenue increased by 2 per cent in the nine months ended December 31, 2007 compared to the corresponding period in the previous year. Growth in BT Global Services, BT Retail and Openreach revenues more than offset the decline in BT Wholesale revenue.
     Operating costs before specific items grew by 2 per cent to £13,360 million. The impact of inflation, the cost of supporting additional networked IT services contracts, increased network and 21st Century Network (“21CN”) activities, acquisitions and service improvements were partially offset by savings from the group’s efficiency programmes. Leaver costs before specific items were £71 million in the nine months to December 31, 2007 (2006: £84 million). Efficiency savings of £468 million have been achieved in the nine months ended December 31, 2007, and we remain on target to achieve at least £600 million of savings in the full year. EBITDA before specific items and leaver costs increased by 3 per cent with an EBITDA margin of 28.5 per cent. Operating profit before specific items increased by 7 per cent to £2,145 million. The effective tax rate on the profit before specific items was 25.0 per cent (26.1 per cent last year), compared with the UK statutory rate of 30 per cent, reflecting the continued focus on tax efficiency within the group. Profit after taxation and before specific items of £2,031 million increased by 7 per cent, compared to the previous year.

     Specific items are defined and analysed in note 4 on page 13. Specific item charges after tax of £102 million compared to a credit of £990 million in the previous year, resulting in a profit after taxation of £1,929 million in the nine months ended December 31, 2007, compared to £2,894 million in the previous year. Specific item charges after tax in the nine months ended December 31, 2007 included restructuring costs of £292 million, a £74 million charge as a result of the completion of the review of circuit inventory and other working capital balances, partly offset by the tax effect of the above and the re-measurement of deferred tax balances at the 28 per cent statutory tax rate effective for 2008/09.
     BT Global Services revenue increased by 7 per cent and BT Global Services EBITDA before specific items and leaver costs increased by 14 per cent in the nine months ended December 31, 2007 compared to the corresponding period in the previous year. BT Global Services EBITDA margin before specific items and leaver costs increased to 10.2 per cent from 9.6 per cent in the corresponding period in the previous year. The strong EBITDA growth was driven by higher margins on maturing contracts and continued cost reduction activity. Total orders achieved over the last twelve months amount to £8.6 billion. New contract orders in the 3 months ended December 31, 2007, amounting to £1.9 billion, included a five year contract with an international oil services company, Aibel Group, to provide a global service desk for end users and a global IP converged network and messaging infrastructure supporting collaborative applications, and a three year contract to supply a global multiprotocol label switching (MPLS) network to Wolseley plc, a leading supplier of construction products, materials and services, connecting their operations across 19 locations around the world. The Federal State of Saxony has become the third German state to source communications services from us on a large scale. Operating profit before specific items and leaver costs increased by 13 per cent in the nine months ended December 31, 2007 compared to the corresponding period in the previous year.
     BT Retail revenue increased by 2 per cent and BT Retail EBITDA before specific items and leaver costs increased by 10 per cent in the nine months ended December 31, 2007 compared to the corresponding period in the previous year. EBITDA margin before specific items and leaver costs increased to 17.7 per cent from 16.4 per cent in the corresponding period in the previous year. Operating profit before specific items and leaver costs increased by 14 per cent. Broadband net additions in the three months ended December 31, 2007 were 177,000 increasing BT’s share of the UK market to 4.3 million customers, retaining its status as the UK’s most popular broadband supplier based on total broadband customers in the United Kingdom. BT’s retail market share of net adds of digital subscriber line (“DSL”) and local loop unbundling (“LLU”) connections in the three months ended December 31, 2007 was 35 per cent. The roll out of our next generation television service, BT Vision, accelerated in line with plans. During the three months ended December 31, 2007 the number of customers more than doubled to 120,000, and is now more than 150,000. We also announced a partnership deal with

Microsoft to bring together BT Vision and Microsoft’s Xbox 360 games and entertainment system, which will allow our broadband customers to receive the best in high definition gaming, television and movies through an Xbox 360. The 12 month rolling average revenue per consumer household increased by £2 in the three months ended December 31, 2007 to £273.
     BT Wholesale revenue decreased by 7 per cent in the nine months ended December 31, 2007 compared to the corresponding period in the previous year. This was mainly due to a decline in low margin transit and premium rate services revenues, as well as a reduction in broadband revenue as a result of the anticipated price reductions in broadband and volume decreases as a result of local loop unbundling migrations. It is expected that low margin transit revenues will continue to decline for a few quarters as other communications providers interconnect their networks directly. The wholesale communications industry is in transition, reflecting the ongoing migration from traditional to next generation communications services. BT Wholesale’s strategy is to support customers through this transition, generating future growth from the delivery of long term managed network solutions contracts to other communications providers. The strategy took another step forward when, during the three months ended December 31, 2007, a new five year managed services contract with a total value of £98 million was signed with Virgin Media to manage its traditional voice services in the United Kingdom. BT Wholesale remains focused on ensuring its product portfolio remains competitive. It has launched and taken orders for next generation wholesale Ethernet. Subsequent upgrades will enhance both the functionality and footprint of the new service, which will be delivered over BT’s 21CN. Trials of the next generation broadband service, Wholesale Broadband Connect, are progressing with ten communications providers actively involved in trials. BT Wholesale plans to launch the new service commercially from the spring of 2008, with a planned footprint rising to around 50 per cent of the addressable UK market within the year following the launch. BT Wholesale EBITDA before specific items and leaver costs decreased by 5 per cent in the nine months ended December 31, 2007 compared to the corresponding period in the previous year. The BT Wholesale EBITDA margin before specific items and leaver costs increased to 28.6 per cent from 28.1 per cent in the corresponding period in the previous year principally as a result of the reduction in low margin transit and premium rate services revenues and a 14 per cent reduction in selling, general and administrative costs. BT Wholesale operating profit before specific items and leaver costs decreased by 5 per cent in the nine months ended December 31, 2007 compared to the corresponding period in the previous year.
     Openreach revenue increased by 2 per cent in the nine months ended December 31, 2007 compared to the corresponding period in the previous year. External revenue increased by 32 per cent due to the growth of external lines. At December 31, 2007, Openreach had 3.7 million external LLU lines and over 4.5 million wholesale line rental (WLR) lines and channels with 445 external communications providers. Internal revenue decreased by 3 per cent. Openreach operating costs before specific items and leaver costs increased by 2 per cent. Openreach EBITDA before specific items and leaver costs increased by 1 per cent and the EBITDA margin before specific items and leaver costs was 36.6 per cent. Openreach operating profit before specific items and leaver costs increased by 2 per cent. Openreach has announced plans to install fibre optic cable instead of traditional copper to connect houses on a 1,000-acre new-build project at Ebbsfleet Valley in Kent. At this site, Openreach will offer all of its products on a wholesale basis to all UK communications providers. From August 2008, communications providers at Ebbsfleet will be able to support data at speeds of up to 100Mb, allowing high-definition television (HDTV) channels to be watched simultaneously and enabling HDTV gaming and near-instant music downloads.
     BT had 12.2 million wholesale broadband connections (DSL and LLU) at December 31, 2007, including 3.7 million local loop unbundled lines. This represents an increase of 2.2 million wholesale broadband connections compared to the previous year.
21st Century Network
     BT’s 21CN will enable BT to deliver faster, more sophisticated and more resilient services for our customers.
     Responding to feedback, BT is focusing its activity on delivering tangible customer benefits that will drive voluntary migration on to the new platform. Only after a period of voluntary upgrades will BT implement a programme of legacy platform and service decommissioning. This will not impact the overall targets of 21CN.
     The 21CN programme will deliver four new strategic next generation services during the current calendar year.
     Next generation Ethernet will deliver carrier class, high speed data connectivity to corporate customers and mobile operators. This service was launched to Communication Providers (“CPs”) in February 2008.
     Wholesale Broadband Connect, the next generation wholesale broadband service, will provide customers with speeds up to 24Mb and more flexible broadband capability. Beta trials of the new service are currently underway in the West Midlands and the service will launch this spring.
     A new open Innovation Platform that will enable BT, other CPs and thousands of third party developers around the world to create software applications based on BT’s 21CN capabilities will launch this summer.
     Next generation converged broadband and voice services, which give customers a richer array of voice service capabilities, will launch from the end of 2008.

     The rebuild of the core UK national infrastructure continues and over 35 per cent of the infrastructure has now been renewed. Outside the UK, the BT Global 21CN platform is now available in 167 countries worldwide.
Capital expenditure
     Capital expenditure for the full year 2007/8 is expected to be at a similar level to last year’s expenditure of £3.2 billion.
Lines of business
     In April 2007, BT announced its plans to accelerate its transformation into a communications services company delivering software driven services over broadband. Key to this acceleration was the creation of a new organisational structure that would enable the delivery of faster, more resilient and cost effective services to customers. The new organisational structure is based around two new internal operating divisions, namely BT Design and BT Operate, which support the existing four customer-facing lines of business. BT Design is responsible for the design and development of new services and BT Operate is responsible for their deployment and operation. The divisions will help BT deliver software driven products over next generation networks as well as drive the achievement of cost savings.
     BT moved to this new structure with effect from October 1, 2007 and, as a result, has changed the presentation of its line of business results to reflect the impact of the transformation. The main effects are that a significant amount of intra-group trading is removed and there is more clarity of the end to end profitability of the lines of business, downstream of Openreach. Trading between Openreach and the other parts of the group is broadly unchanged. Comparatives have been restated on the same basis to assist in understanding the year on year performance. Overall group results are not affected by the change.

UNAUDITED GROUP INCOME STATEMENT
for the nine months ended December 31, 2007

		Before specific	Specific items
		items	(note 4)	Total
	Notes	£m	£m	£m

Revenue	2	15,282	—	15,282
Other operating income		223	(10)	213
Operating costs	3	(13,360)	(366)	(13,726)

Operating profit		2,145	(376)	1,769

Finance expense		(2,208)	—	(2,208)
Finance income		2,778	—	2,778

Net finance income	5	570	—	570

Share of post tax losses of associates and joint ventures		(8)	—	(8)
Profit on disposal of associate		—	10	10

Profit before taxation		2,707	(366)	2,341

Taxation		(676)	264	(412)

Profit for the period		2,031	(102)	1,929

Attributable to:
Equity shareholders		2,030	(102)	1,928
Minority interest		1	—	1

for the nine months ended December 31, 2006

		Before specific	Specific items
		items	(note 4)	Total
	Notes	£m	£m	£m

Revenue	2	14,931	—	14,931
Other operating income		155	2	157
Operating costs	3	(13,077)	(141)	(13,218)

Operating profit		2,009	(139)	1,870

Finance expense		(1,954)	—	(1,954)
Finance income		2,508	139	2,647

Net finance income	5	554	139	693

Share of post tax profits of associates and joint ventures		14	—	14
Profit on disposal of associate		—	20	20

Profit before taxation		2,577	20	2,597

Taxation		(673)	970	297

Profit for the period		1,904	990	2,894

Attributable to:
Equity shareholders		1,903	990	2,893
Minority interest		1	—	1

UNAUDITED GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE
for the nine months ended December 31, 2007

	Nine months
	ended December 31
	2007	2006
	£m	£m

Profit for the period	1,929	2,894

Actuarial gains on defined benefit pension schemes	753	360
Exchange differences on translation of foreign operations	84	(152)
Net (losses) gains on cash flow hedges	(2)	70
Net (losses) gains on available-for-sale assets	(33)	9
Tax on items taken directly to equity	(361)	(150)

Net gains recognised directly in equity	441	137

Total recognised income for the period	2,370	3,031

Attributable to:
Equity shareholders	2,365	3,030
Minority interest	5	1

	2,370	3,031

UNAUDITED GROUP CASH FLOW STATEMENT
for the nine months ended December 31, 2007

	Nine months
	ended December 31
	2007	2006
	£m	£m

Cash flow from operating activities
Cash generated from operations (note 7 (a))	2,846	3,440
Income taxes received (paid)	314	(280)

Net cash inflow from operating activities	3,160	3,160

Cash flow from investing activities
Interest received	101	63
Dividends received from associates and joint ventures	2	6
Proceeds on disposal of subsidiaries	—	2
Proceeds on disposal of property, plant and equipment	47	74
Proceeds on disposal of associates and joint ventures	13	27
Proceeds on disposal of non current financial assets	1	3
Proceeds on disposal of current financial assets	443	3,464
Acquisition of subsidiaries, net of cash acquired	(275)	(96)
Purchases of property, plant and equipment and computer software	(2,541)	(2,447)
Investments in associates and joint ventures	—	(7)
Purchases of non current financial assets	(2)	(20)
Purchases of current financial assets	(435)	(3,380)

Net cash used in investing activities	(2,646)	(2,311)

Cash flows from financing activities
Equity dividends paid	(2,725)	(1,608)
Dividends paid to minority interests	—	(3)
Interest paid	(688)	(680)
Repayments of borrowings	(1,177)	(624)
Repayment of finance lease liabilities	(291)	(297)
New borrowings	3,912	—
Intragroup funding	689	402
Net (repayment) proceeds on issue of commercial paper	(20)	1,032

Net cash used in financing activities	(300)	(1,778)

Effects of exchange rate changes	13	(28)

Net increase (decrease) in cash and cash equivalents	227	(957)

Cash and cash equivalents at beginning of period	1,007	1,761

Cash and cash equivalents, net of bank overdrafts, at end of period (note 7 (c))	1,234	804

GROUP BALANCE SHEET
at December 31, 2007

	December 31	March 31
	2007	2007
	£m	£m
	(Unaudited)	(Audited)

Non current assets
Intangible assets	3,124	2,584
Property, plant and equipment	15,278	14,997
Derivative financial instruments	66	25
Investments	57	246
Associates and joint ventures	75	67
Trade and other receivables	732	523
Retirement benefit assets of the BT Pension Scheme	942	—
Deferred tax assets	27	117

	20,301	18,559

Current assets
Inventories	143	133
Trade and other receivables	24,203	22,815
Current tax receivables	—	504
Derivative financial instruments	102	27
Investments	—	3
Cash and cash equivalents	1,652	1,058

	26,100	24,540

Total assets	46,401	43,099

Current liabilities
Loans and other borrowings (including amounts from parent undertaking)	3,238	2,493
Derivative financial instruments	266	318
Trade and other payables	6,780	6,976
Current tax liabilities	951	582
Provisions	65	100

	11,300	10,469

Total assets less current liabilities	35,101	32,630

Non current liabilities
Loans and other borrowings (including amounts from parent undertaking)	9,388	6,387
Derivative financial instruments	920	992
Other payables	646	590
Deferred tax liabilities	1,800	1,683
Retirement benefit obligations	96	389
Provisions	214	225

	13,064	10,266

Equity
Ordinary shares	2,172	2,172
Share premium	8,000	8,000
Other reserves	849	758
Retained earnings	10,987	11,400

Total equity shareholders’ funds	22,008	22,330
Minority interests	29	34

Total equity	22,037	22,364

	35,101	32,630

NOTES
1   Basis of preparation and accounting policies
          These condensed unaudited consolidated financial statements (“the financial statements”) comprise the financial results of British Telecommunications plc for the nine months ended December 31, 2007 and 2006, together with the audited balance sheet at March 31, 2007. The financial statements should be read in conjunction with the annual financial statements for the year ended and as at March 31, 2007.
          The financial statements have also been prepared in accordance with the accounting policies as set out in the 2007 Annual Report and have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative financial instruments) at fair value. These accounting policies are in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.
          The group has adopted the following standards and interpretations with effect from April 1, 2007. Adoption of these standards and interpretations did not have a material effect on these financial statements:
•	IFRS 7, ‘Financial Instruments: Disclosures’;

•	Amendments to IAS 1, ‘Presentation of Financial Statements – Capital Disclosures’;

•	IFRIC 8, ‘Scope of IFRS 2’;

•	IFRIC 9, ‘Reassessment of embedded derivatives’;

•	IFRIC 10, ‘Financial Reporting and Impairment’; and

•	IFRIC 11, ‘IFRS 2 –Group and Treasury Share Transactions’.
          These interim financial statements reflect all adjustments which are, in the opinion of management, necessary to provide a fair statement of the results for the interim periods presented. Such financial statements may not be necessarily indicative of annual results.
          Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the group’s accounting periods beginning on or after April 1, 2007 or later periods, but which the group has not early adopted. The new standards which are relevant to the group’s operations are as follows:
•	Amendment to IAS 23 ‘Borrowing Costs’ (effective from April 1, 2009) eliminates the option to expense borrowing costs attributable to the acquisition, construction or production of a qualifying asset as incurred. As a result, the group will be required to capitalise such borrowing costs as part of the cost of that asset. The group is currently assessing the impact of the amendment on the results and net assets of the group.

•	IFRS 8 ‘Operating Segments’ (effective from April 1, 2009) requires the identification of operating segments based on internal reporting to the chief operating decision maker and extends the scope and disclosure requirements of IAS 14 ‘Segmental Reporting’. The group is currently assessing the impact of IFRS 8 on its segmental analysis disclosure.

•	IFRIC 13 ‘Customer Loyalty Programmes’ (effective from April 1, 2009) requires companies that grant loyalty award credits to customers who buy other goods or services to allocate some of the proceeds from the initial sale to the award credits and recognise these proceeds as revenue only when they have fulfilled their obligation. A company may fulfil its obligation by supplying awards themselves or engaging a third party to do so. The group does not expect adoption of this guidance to have a significant impact on the group’s financial statements.

•	IFRIC 14 ‘Limit on a defined benefit asset minimum funding requirement and their interaction’ (effective from April 1, 2008) clarifies that a pension plan surplus can be recognised only when a company has the unconditional right to receive the benefits of it, regardless whether the surplus is immediately available. The group does not expect adoption of this guidance to have a significant impact on the group’s financial statements.

2   Results of businesses
(a)   Operating results

					Group
	External	Internal	Group	EBITDA	operating
	revenue	revenue	revenue	(ii)	profit (iii)
	£m	£m	£m	£m	£m

Nine months ended December 31, 2007
BT Global Services	5,663	—	5,663	579	36
BT Retail	6,116	203	6,319	1,120	794
BT Wholesale	2,847	932	3,779	1,081	438
Openreach	637	3,309	3,946	1,442	925
Other	19	—	19	128	23
Intra-group items (i)	—	(4,444)	(4,444)	—	—

Total	15,282	—	15,282	4,350	2,216

Nine months ended December 31, 2006*
BT Global Services	5,287	—	5,287	506	32
BT Retail	6,058	165	6,223	1,018	694
BT Wholesale	3,093	958	4,051	1,138	462
Openreach	481	3,406	3,887	1,434	904
Other	12	—	12	144	1
Intra-group items (i)	—	(4,529)	(4,529)	—	—

Total	14,931	—	14,931	4,240	2,093

*	Restated to reflect changes to the group’s organisational structure and internal trading arrangements

(i)	Elimination of intra-group revenue between businesses, which is included in the total revenue of the originating business.

(ii)	Earnings before interest, taxation, depreciation and amortisation before specific items of £376 million (2006 – £139 million) and leaver costs of £71 million (2006 – £84 million).

(iii)	Before specific items of £376 million (2006 – £139 million) and leaver costs of £71 million (2006 – £84 million).
(b)   Capital expenditure on property, plant, equipment, software and motor vehicles

	Nine months ended December 31
	2007	2006
	£m	£m

Transmission equipment	835	897
Exchange equipment	68	77
Other network equipment	870	603
Computers and office equipment	126	80
Software	606	601
Motor vehicles and other	30	35
Land and buildings	30	49

	2,565	2,342

3   (a)   Operating costs

	Nine months ended December 31
	2007	2006
	£m	£m

Staff costs before leaver costs	3,869	3,812
Leaver costs	71	84

Staff costs	3,940	3,896
Own work capitalised	(556)	(532)

Net staff costs	3,384	3,364
Depreciation and amortisation	2,134	2,147
Payments to telecommunication operators	3,139	3,091
Other operating costs	4,703	4,475

Total before specific items	13,360	13,077
Specific items (note 4)	366	141

Total	13,726	13,218

(b)   Leaver costs

	Nine months ended December 31
	2007	2006
	£m	£m

BT Global Services	11	20
BT Retail	7	14
BT Wholesale	1	6
Openreach	11	3
Other	41	41

Total	71	84

4   Specific items
          BT separately identifies and discloses any significant one off or unusual items (termed “specific items”). This is consistent with the way that financial performance is measured by management and we believe assists in providing a meaningful analysis of the trading results of the group. Specific items may not be comparable to similarly titled measures used by other companies.

	Nine months ended December 31
	2007	2006
	£m	£m

Creation of Openreach	—	30
Restructuring costs	292	—
Write off of circuit inventory and working capital balances	74	61
Property rationalisation costs	—	40
Cost associated with settlement of open tax years	—	10

Specific operating costs	366	141
Loss (profit) on sale of non current asset investments	10	(2)
Profit on disposal of associate	(10)	(20)

Net specific items charge before interest and tax	366	119
Interest on settlement of open tax years	—	(139)
Tax credit on specific items	(110)	(35)
Tax credit in respect of settlement of open tax years	—	(935)
Tax credit on re-measurement of deferred tax	(154)	—

Net specific items charge (income) after tax	102	(990)

5   Net finance income

	Nine months ended December 31
	2007	2006
	£m	£m

Finance expense[1] before pension interest	687	550
Interest on pension scheme liabilities	1,521	1,404

Finance expense	2,208	1,954

Finance income before pension income	(942)	(928)
Expected return on pension scheme assets	(1,836)	(1,719)

Finance income	(2,778)	(2,647)

Net finance income	(570)	(693)

Net finance income before pensions	(255)	(378)
Interest associated with pensions	(315)	(315)

Net finance income	(570)	(693)

[1]	Finance expense in the nine months ended December 31, 2007 includes a £39 million net charge (December 31, 2006 — £1 million) arising from the re-measurement of financial instruments which under IAS 39 are not in hedging relationships on a fair value basis. This includes a charge of £26 million (December 31, 2006 – nil) on a low cost borrowing which is marginally earnings positive after tax in the year.
6   Dividends

	Nine months ended December 31
	2007	2006
	£m	£m

Interim dividends paid in respect of the current financial year [1]	2,725	1,608

[1]	Interim dividends were paid to the parent company (BT Group Investments Limited) in the nine months ended December 31, 2007 as follows: first interim dividend of £300 million (June 18, 2007), second interim dividend of £2,000 million (July 24, 2007) and third interim dividend of £425 million (October 19, 2007).
7   (a)   Reconciliation of profit before tax to cash generated from operations

	Nine months ended December 31
	2007	2006
	£m	£m

Profit before tax	2,341	2,597
Depreciation and amortisation	2,134	2,147
Associates and joint ventures	8	(14)
Employee share scheme costs	55	70
Net finance income	(570)	(693)
Profit on disposal of associates and non current asset investments	—	(22)
Changes in working capital	(943)	(407)
Provisions movements, pensions and other	(179)	(238)

Cash generated from operations	2,846	3,440

7   (b)   Free cash flow

	Nine months ended December 31
	2007	2006
	£m	£m

Cash generated from operations	2,846	3,440
Income taxes received (paid)	314	(280)

Net cash inflow from operating activities	3,160	3,160
Included in cash flows from investing activities
Net purchase of property, plant, equipment and software	(2,494)	(2,373)
Net purchase of non current asset investments	(1)	(17)
Dividends received from associates	2	6
Interest received	101	63
Included in cash flows from financing activities
Interest paid	(688)	(680)

Free cash flow	80	159

          Free cash flow is defined as the net increase in cash and cash equivalents less cash flows from financing activities (except interest paid), less the acquisition or disposal of group undertakings and less the net sale of short term investments. It is not a measure recognised under IFRS but is a key indicator used by management in order to assess operational performance. Management believes it is a useful measure of the group’s underlying operating performance because it reflects the underlying operating cash costs by eliminating depreciation and amortisation, and excludes significant one off or unusual items which have little predictive value. It is not a direct measure of the group’s liquidity, which is shown by the group’s cash flow statement and needs to be considered in the context of the group’s financial commitments.
(c)   Cash and cash equivalents

	At December 31	At March 31
	2007	2007
	£m	£m

Cash at bank and in hand	763	551
Short term deposits	889	507

Cash and cash equivalents	1,652	1,058
Bank overdrafts	(418)	(51)

	1,234	1,007

8   Net debt
          Net debt at December 31, 2007 was £11,171 million (March 31, 2007 — £8,210 million).
          Net debt consists of loans and other borrowings less current asset investments and cash and cash equivalents. Loans and other borrowings are measured at the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this analysis current asset investments, cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to sterling at swapped rates where hedged.
          This definition of net debt measures balances at the future cash flows due to arise on maturity of financial instruments and removes the balance sheet adjustments made for the re-

measurement of hedged risks under fair value hedges and the use of the amortised cost method as required by IAS 39. In addition, the gross balances are adjusted to take account of netting arrangements amounting to £396 million. Net debt is a non GAAP measure since it is not defined in IFRS but it is a key indicator used by management in order to assess operational performance. In 2001, BT’s net debt reached £27.9 billion and as part of the group’s transformation strategy the group went through a major restructuring to reduce the level of net debt and improve the group’s financial strength. Therefore, management believes it is both useful and necessary to continue to disclose net debt as it is a key measure against which the group’s performance against its strategy is measured. Management believes it is a measure of net indebtedness that provides an indicator of our overall balance sheet strength and also facilitates an evaluation of the group’s cash position and indebtedness in a single performance measure. There are material limitations in the use of non-GAAP measures and the use of the term net debt does not necessarily mean that the cash included in the net debt calculation is available to settle the liabilities included in this measure. The group’s definition of net debt may not be comparable to similarly titled measures used by other companies.
(a)   Analysis

	At December 31	At March 31
	2007	2007
	£m	£m

Loans and other borrowings	12,626	8,880
Cash and cash equivalents	(1,652)	(1,058)
Other current financial assets	—	(3)

	10,974	7,819
Adjustments:
To retranslate currency denominated balances at swapped rates where hedged	404	577
To recognise borrowings at net proceeds and unamortised discount	(207)	(186)

Net debt [1]	11,171	8,210

After allocating the element of the adjustments which impact loans and other borrowings, gross debt at December 31, 2007 was £12,403 million (March 31, 2007 — £9,222 million).
1 Net debt includes borrowings due to parent companies of £976 million (March 31, 2007 - £279 million), and excludes cash of parent companies of £20 million (March 31, 2007 — £17 million). Net debt of BT Group plc was £10,175 million at December 31, 2007.
(b)   Reconciliation of movement in net debt

Nine months ended December 31
2007
£m
Net debt at beginning of period	8,210
Increase in net debt resulting from cash flows	2,907
Net debt assumed or issued on acquisitions	31
Other non-cash movements	23

Net debt at end of period	11,171

9   Statement of changes in equity

Nine months ended December 31
2007
£m
Shareholders’ funds	22,330
Minority interest	34

Equity at beginning of period	22,364
Profit for the period	1,929
Share based payment	38
Actuarial gains on pension schemes	753
Tax on items taken directly to equity	(361)
Net fair value movements on cash flow hedges	(2)
Net movements on available for sale investments	(33)
Exchange differences on translation of foreign operations	84
Equity dividends on ordinary shares	(2,725)
Minority interest	(10)

Net changes in equity for the financial period	(327)

Equity at end of period
Shareholders’ funds	22,008
Minority interest	29

Total equity	22,037

10   Earnings before interest, taxation, depreciation and amortisation (EBITDA)

	Nine months ended December 31
	2007	2006
	£m	£m

Operating profit	1,769	1,870
Specific items (note 4)	376	139
Leaver costs (note 3(b))	71	84
Depreciation and amortisation	2,134	2,147

EBITDA before specific items and leaver costs	4,350	4,240

Earnings before interest, taxation, depreciation and amortisation (EBITDA) before specific items and leaver costs is not a measure recognised under IFRS, but management believes it is both useful and necessary to disclose EBITDA as it is one of the group’s key performance indicators with which the group’s performance against the group’s strategy is measured. EBITDA excludes finance expenses, taxation, depreciation and amortisation, the latter two being non-cash items, from group operating profit and is a common measure, particularly in the telecommunications sector, used by investors and analysts in evaluating the operating performance of companies. There are material limitations in the use of non GAAP measures and management’s definition of EBITDA may not be comparable to similarly titled measures used by other companies.

Forward-looking statements — caution
This interim results statement contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 with respect to BT’s financial condition, results of operations and businesses and certain of BT’s plans and objectives. Forward-looking statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. In particular, such forward-looking statements include, without limitation, statements concerning expected cost savings; BT’s transformation strategy, its ability to achieve it and the anticipated benefits and accelerated costs savings of BT’s business transformation; continued growth in revenue, EBITDA, earnings per share and dividends; growth and opportunities in new wave business; implementation of plans for BT’s 21st century network; plans for the launch of new products and services, including the introduction of next generation services; BT’s possible or assumed future results of operations and/ or those of its associates and joint ventures; expected capital expenditure levels; and overall market trends and other trend projections.
Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “aims”, “believes”, “expects”, “anticipates”, “intends”, “will”, “should”, “could”, “may”, “plans”, “targets” or similar expressions. By their nature, forward-looking statements are inherently predictive and speculative, and involve risk and uncertainty because they relate to evens and depend on circumstances that will occur in the future. There are number of factors that could cause the actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: material adverse change in economic conditions in the markets served by BT and its lines of business; future regulatory actions and conditions in its operating areas, including competition from others; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; the anticipated benefits and advantages of new technologies, products and services, including broadband and other new wave initiatives not being realized; developments in the convergence of technologies, prolonged adverse weather conditions resulting in a material adverse increase in overtime, staff or other costs; the timing of entry and profitability of BT and its lines of business in certain communications markets; significant changes in the market shares for BT and its principal products and services; fluctuations in foreign currency exchange rates and interest rates; and general financial market conditions affecting BT’s performance.
No assurances can be given that forward-looking statements in this document will be realized. Neither BT nor any of its affiliates undertakes any obligation to update these forward-looking statements.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British Telecommunications plc
By:	/s/ Glyn Parry
	Name:	Glyn Parry
	Title:	Director and Head of Group Financial Control

Date: March 19, 2008